

November 4, 2020

Mireille Samson
Chief Executive Officer
Advanced Bio-Oil Technologies Ltd.
999 18th Street, Suite 3000
Denver, CO 80202

> **Re: Advanced Bio-Oil Technologies Ltd.**
> **Post-qualification Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed October 15, 2020**
> **File No. 024-10700**

Dear Ms. Samson:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 4

Item 5. Plan of Distribution and Selling Securityholders, page 33

1. We reissue comment 3. Identify the crowdfunder site you intend to use, as required by Item 5(c) of Schedule 1-A and revise Item 4 in Part I of Schedule 1-A to disclose the anticipated selling costs.

General

2. We note your response to comment 10, and your revised disclosure to include all the information from the offering circular to be used on your crowdfunder site in this amendment. The basis for the projections included on page 48 remains unclear given the obstacles in your path to generating revenues as disclosed in this offering circular, and the uncertainty of the amount or timing of any funding you will receive in response to this

Mireille Samson
Advanced Bio-Oil Technologies Ltd.
November 4, 2020
Page 2

offer. As noted in our prior comment, "assessments made by management must be objectively reasonable, viewed at the time the determination is made." Securities Act Release No. 6835 (May 18, 1989), 54 FR 22427, 22430. See also Item 10(b)(1) of Regulation S-K. Revise to provide a full discussion of the reasonable basis for these projections that also addresses the obstacles to generating revenues and the uncertainty of funding, or alternatively to delete the projections.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy at (202) 551-3772 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter J. Wilke, Esq.